Exhibit 99.1
FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) 4221 W. Boy Scout Blvd. Suite 600 Tampa, Florida, USA 33607

Item 2	Date of Material Change

June 29, 2010.

Item 3	News Release

A news release was issued through CNW Group on June 30, 2010.

Item 4	Summary of Material Change

Gerdau Ameristeel and Gerdau S.A. announced on June 30, 2010 that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) to implement Gerdau S.A.’s previously announced proposal to acquire all of the common shares of Gerdau Ameristeel (“Common Shares”) that it does not currently own at a price of U.S.$11.00 cash per Common Share. The transaction, which values Gerdau Ameristeel’s publicly held shares at U.S.$1.6 billion, will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement will be subject to court approval and other customary conditions, including the approval by holders of at least two-thirds of the Common Shares represented in person or by proxy at a special meeting of Gerdau Ameristeel to be held on August 10, 2010 (the “Special Meeting”). The Arrangement also will require approval by a simple majority of the votes cast by holders of Common Shares at the Special Meeting (other than Gerdau S.A. and its related parties). A Management Proxy Circular for the Special Meeting will be mailed in early July.

A copy of the Arrangement Agreement is attached to this Material Change Report as Schedule “A” and a copy has been filed on the Canadian SEDAR website at www.sedar.com.

Item 5	Full Description of Material Change

On June 29, 2010, Gerdau Ameristeel entered into the Arrangement Agreement with Gerdau S.A. and Gerdau Steel North America Inc. to implement Gerdau S.A.’s previously announced proposal to acquire all of the Common Shares that it does not currently own at a price of U.S.$11.00 cash per Common Share. The transaction, which values Gerdau Ameristeel’s publicly held shares at U.S.$1.6 billion, will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act.

On June 29, 2010, a special committee of independent directors of Gerdau Ameristeel (the “Special Committee”) met to review and approve the final draft of the Arrangement Agreement and at that meeting unanimously determined that the Arrangement is fair to the Gerdau Ameristeel shareholders (other than Gerdau S.A. and its related parties) and is in the best interests of Gerdau Ameristeel. As a result, the Special Committee determined to recommend that the board of directors of Gerdau Ameristeel (the “Board”) approve the Arrangement and that the Board recommend to the shareholders of Gerdau Ameristeel (other than Gerdau S.A. and its related parties) that they vote their Common Shares in favour of the transaction.

Following the meeting of the Special Committee, the Board met to review and approve the final draft of the Arrangement Agreement and to receive the report and recommendation of the Special Committee. At that meeting, the Board unanimously determined (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) that the Arrangement is fair to the shareholders of Gerdau Ameristeel (other than Gerdau S.A. and its related parties) and is in the best interests of Gerdau Ameristeel. As a result, the Board also determined unanimously (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) to approve the Arrangement and recommend to the shareholders of Gerdau Ameristeel (other than Gerdau S.A. and its related parties) that they vote their Common Shares in favour of the Arrangement,.

Before markets opened on June 30, 2010, Gerdau S.A. and the Corporation issued a joint press release announcing that the parties had entered into the Arrangement Agreement.

RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC”) provided a formal valuation and fairness opinion to the Special Committee in connection with the transaction. Based upon and subject to the factors set out in the opinion, RBC advised the Special Committee that, in its opinion as at June 1, 2010, the consideration under the proposed transaction was fair, from a financial point of view, to the Gerdau Ameristeel Shareholders (other than Gerdau S.A. and its related parties). On June 29, 2010, RBC confirmed nothing had come to its attention that would change any of the factors it had relied upon in reaching its conclusions in the valuation and fairness opinion. A copy of the valuation and fairness opinion will be included in the Management Proxy Circular to be mailed by Gerdau Ameristeel to Shareholders in early July.

The Arrangement will be subject to court approval and other customary conditions, including the approval by holders of at least two-thirds of the Common Shares represented in person or by proxy at the Special Meeting. The Arrangement will also require approval by a simple majority of the votes cast by holders of Common Shares, other than Gerdau S.A. and its related parties. A summary of the Arrangement will be available in the Circular.

The Arrangement Agreement contains non-solicitation provisions which limit Gerdau Ameristeel’s ability to solicit third party proposals except as provided in the Arrangement Agreement. It also provides for certain match rights in favour of Gerdau S.A., a termination fee of U.S.$40 million in favour of Gerdau S.A. under certain circumstances and provides that Gerdau S.A. is obligated to reimburse Gerdau Ameristeel for up to U.S.$5 million in expenses where the Arrangement Agreement is terminated under specified conditions.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Barbara Smith, Vice President and Chief Financial Officer at 813-319-4324.

Item 9	Date of Report

June 30, 2010.

SCHEDULE “A”

[Schedule A was previously filed as Exhibit 1 to the Amendment No. 3 to the Schedule 13-D filed by Gerdau S.A., Gerdau Steel North America Inc., Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter, Claudio Gerdau Johannpeter, Germano Gerdau Johannpeter and Klaus Gerdau Johannpeter on June 30, 2010, which is incorporated herein by reference.]